SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 29, 2008

ACTIONS SEMICONDUCTOR CO., LTD.

15-1, No. 1 HIT Road
Tangjia, Zhuhai
Guangdong, 519085
The People’s Republic of China
(86-756) 339-2353

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Actions Semiconductor Co., Ltd. (the “Company”) is furnishing under cover of Form 6-K a press announcement dated April 29, 2008, relating to Company’s financial results for the three months ended March 31, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIONS SEMICONDUCTOR CO., LTD

By:	/S/ Patricia Chou
Name: Patricia Chou
Title: Chief Financial Officer

Dated: April 29, 2008

Actions Semiconductor Reports First Quarter 2008 Results

ZHUHAI, China, April 28, 2008 - Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China’s leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) and multimedia digital signal processing (DSP) solutions for portable consumer electronics, today reported financial results for the first quarter ended March 31, 2008.

All financial results are reported on a U.S. GAAP basis.

Revenue for the first quarter of 2008 was $25.2 million, as compared to revenue of $32.3 million for the fourth quarter of 2007, and $30.3 million for the first quarter of 2007.

Net income for the first quarter of 2008 was $10.8 million, or $0.13 per ADS, compared to $19.4 million, or $0.23 per ADS for the fourth quarter of 2007, and compared to $12.7 million, or $0.15 per ADS for the first quarter of 2007. Included in net income for the fourth quarter of 2007 was a $5.9 million reinvestment incentive, or $0.07 per ADS, resulting from a tax refund relating to a program Zhuhai Municipal Tax Bureau formed to encourage local business development of Foreign Invested Enterprises.

Actions Semiconductor reported operating margin of 30.5% and gross margin of 53.1% for the first quarter of 2008. The Company ended the quarter with $122.8 million in cash and cash equivalents together with time deposits. Marketable securities at the end of the quarter was $129.2 million.

“Our first quarter results exceeded our expectations on both a revenue and earnings basis,” commented Nan-Horng Yeh, Chief Executive Officer of Actions Semiconductor. “Our strong results were driven by maintaining higher than anticipated ASPs (Average Selling Price) during the quarter, combined with a favorable product mix and continued aggressive cost controls.

“During the first quarter, we made progress on a number of our long-term growth objectives. We continued to develop our international and brand name presence and recently entered into an agreement for a series of collaborative projects with Digital Blue, Disney’s consumer electronics design house. Overall demand was steady during the quarter, and we continued to ramp products that support advanced applications. With our expanded product portfolio and best-in-class team of engineers, we believe we have strengthened our competitive position and are encouraged by the longer-term growth opportunities in new and existing markets,” concluded Mr. Yeh.

Business Outlook

The following statements are based upon management’s current expectations. These statements are forward-looking, and actual results may differ materially. The company undertakes no obligation to update these statements.

For the quarter ended June 30, 2008, Actions Semiconductor estimates revenue in the range of $22 to $25 million, and, fully diluted earnings per ADS of $0.08 to $0.10.

Conference Call Details

Actions Semiconductor’s First Quarter teleconference and webcast is scheduled to begin at 5:30 p.m. Eastern Time, on Monday, April 28, 2008. To participate in the live call, analysts and investors should dial 800-510-9661 or 617-614-3452 and enter passcode 28207325 at least ten minutes prior to the call. Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the company’s website at www.actions-semi.com. An audio replay of the call will be available to investors through May 5, 2008, by dialing 888-286-8010 or 617-801-6888 and entering the passcode 40792268.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor's actual results to differ materially from our current expectations. Factors that could cause Actions Semiconductor's results to differ materially from those set forth in these forward-looking statements include customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

For More Information

Investor Contacts:
Lisa Laukkanen	Ernie Huang
The Blueshirt Group	Investor Relations at Actions Semiconductor
lisa@blueshirtgroup.com	ernie@actions-semi.com
415-217-4967	+86 756 3392353 ext 1095

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

	At March 31,	At December 31,	At March 31,
	2008	2007	2007
	(unaudited)		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	121,068	72,054	108,836
Time deposits	1,692	2,613	50,672
Restricted cash	-	1,782	1,683
Marketable securities	129,243	165,317	50,667
Accounts receivable, net	5,634	6,046	5,841
Notes receivable	-	372	870
Inventories	9,873	12,542	11,389
Prepaid expenses and other current assets	2,435	2,479	4,072
Amount due from an affiliate	-	-	163
Deferred tax assets	573	739	410
Total current assets	270,518	263,944	234,603

Investment in an affiliate	-	-	1,449
Other investments	7,908	7,760	-
Rental deposits	62	79	40
Property, plant and equipment, net	6,737	6,436	5,551
Land use right	1,562	1,509	1,448
Acquired intangible assets, net	5,543	5,849	4,335
Deposit paid for acquisition of property, plant and equipment	-	27	120

TOTAL ASSETS	292,330	285,604	247,546

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
Accounts payable	6,927	12,334	15,937
Accrued expenses and other current liabilities	4,438	9,435	3,953
Amounts due to shareholders	-	-	10
Other liabilities	706	884	751
Loan from minority shareholder	1,500	-	-
Short-term bank loan	-	1,519	1,547
Income tax payable	962	749	3,102
Deferred tax liabilities	84	-	-
Total current liabilities	14,617	24,921	25,300

Other liabilities	642	686	-
Deferred tax liabilities	554	-	-

Total liabilities	15,813	25,607	25,300

Minority interest	132	204	441

Shareholders' equity:
Ordinary shares	1	1	1
Additional paid-in capital	43,158	43,679	50,341
Accumulated other comprehensive income	15,919	9,628	4,466
Retained earnings	217,307	206,485	166,997
Total shareholders' equity	276,385	259,793	221,805

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	292,330	285,604	247,546

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED INCOME STATEMENT
(in thousands of U.S. dollars,except per share amounts)

	Three months ended	Three months ended	Three months ended
	March 31,	December 31,	March 31,
	2008	2007	2007
	(unaudited)	(unaudited)	(unaudited)

Revenues	25,193	32,331	30,291
Cost of revenues	(11,820)	(15,218)	(14,338)
Gross profit	13,373	17,113	15,953
Other operating income	332	12	519
Operating expenses:
Research and development	(3,754)	(3,443)	(2,707)
General and administrative	(1,848)	(2,380)	(2,270)
Selling and marketing	(408)	(658)	(375)
Total operating expenses	(6,010)	(6,481)	(5,352)
Income from operations	7,695	10,644	11,120
Other income	1,527	7,172	1,252
Interest income	2,523	1,973	1,411
Interest expense	(4)	(20)	(23)
Income before income taxes, equity in net income(loss) of an affiliate and minority interests	11,741	19,769	13,760
Income tax	(991)	(497)	(1,070)
Equity in net income(loss) of an affiliate	-	76	(20)
Minority interests	72	75	45
Net income	10,822	19,423	12,715

Net income per share:
Basic and diluted per share:	0.02	0.04	0.02

Basic and diluted (per ADS)	0.13	0.23	0.15

Weighted-average shares used in computation:
Basic and diluted	507,720,797	509,793,348	516,000,000

Weighted-average ADS used in computation :
Basic and diluted	84,620,133	84,965,558	86,000,000

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three months ended March 31,2008	Three months ended December 31,2007	Three months ended March 31,2007
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net income	10,822	19,423	12,715
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	475	427	348
Amortization of acquired intangible assets	804	728	473
Loss(gain) on disposal of property, plant and equipment	-	3	(23)
Gain on disposal of intangible assets	-	-	(18)
Minority interests	(72)	(136)	(45)
Deferred taxes	804	(97)	252
Equity in net loss of an affiliate	-	-	20
Fair value change in marketable securities	-	-	(247)
Changes in operating assets and liabilities:
Accounts receivable	412	726	18
Notes receivable	387	628	1,291
Inventories	3,142	(1,076)	(5,065)
Prepaid expenses and other current assets	83	828	2,351
Amount due from an affiliate	52	19	(30)
Accounts payable	(5,899)	4,799	38
Accrued expenses and other current liabilities	(6,598)	767	(6,102)
Income tax payable	189	159	820
Rental deposits	20	(33)	12
Net cash provided by operating activities	4,621	27,165	6,808

Investing activities:
Increase in other investment	(80)	(2,251)	-
Proceeds from disposal of property, plant and equipment	-	-	31
Proceeds from disposal of intangible assets	-	-	64
Decrease(increase) in marketable securities	42,980	(66,166)	(29,774)
Purchase of property, plant and equipment	(482)	(230)	(564)
Purchase of intangible assets	(295)	(242)	(1,239)
Decrease(increase) in restricted cash	1,854	1,371	(1,683)
Decrease(increase) in time deposits	1,024	12,109	(4,780)
Cash Provided by investing activities	45,001	(55,409)	(37,945)

Financing activities:
Proceeds from short-term bank loans	-	-	1,547
Repayment of short-term bank loans	(1,580)	-	-
Proceeds from loan from minority shareholders	1,500	-	-
Advance subsidy from local authorities of Zhuhai,the PRC	(285)	638	51
Repurchase of ordinary shares	(521)	(2,854)	-
Cash (used in) provided by financing activities	(886)	(2,216)	1,598

Effect of exchange rate changes on cash	278	1,417	597

Net increase(decrease) in cash and cash equivalents	49,014	(29,043)	(28,942)

Cash and cash equivalents at the beginning of the period	72,054	101,097	137,778
Cash and cash equivalents at the end of the period	121,068	72,054	108,836